UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

23 March 2021
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statement on Form F-3 (No. 333-230831) and Registration Statements on Form S−8 (Nos. 333-202772, 333-173246, 333−165870 and 333-90808) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Enclosure: CRH Appoints Group Finance Director Designate

Press Release
CRH Appoints Group Finance Director Designate

CRH plc, the leading building materials business in the world, is pleased to announce that Jim Mintern will assume the role of Group Finance Director on 1 June 2021, following the retirement of Senan Murphy as previously announced. Jim will join the Board of Directors with effect from 1 June 2021.

Jim (54), is a Chartered Accountant and holds a Bachelor of Commerce degree from University College Dublin. He has over 30 years of experience in the building materials industry, nearly 20 years of which have been with CRH.

He joined CRH in Ireland as Finance Director for Roadstone in 2002 and since then has held several senior positions across the Group, including Country Manager for Ireland and Managing Director of each of the Western and Eastern regions of our Europe Materials business.

Jim is an Executive Vice President of CRH plc and a member of the Group's Global Leadership Team. In his most recent role as Chief of Staff to the CEO he has worked closely with divisional and operational leadership, having oversight of Group performance programmes and leading the planning and execution of some of the Group's recent large acquisitions including Ash Grove in North America in 2018.

Albert Manifold, Group Chief Executive, said: "I am very pleased that Jim has been appointed to this role. His strong financial background, coupled with his extensive industry experience, prepares him well for this critical leadership role and comes at an important time for the Group".

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Senan Murphy	Finance Director
Frank Heisterkamp	Director of Capital Markets & ESG
Tom Holmes	Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.77,000 people at c.3,100 operating locations in 30 countries. It is the largest building materials business in North America and in Europe. It also has positions in Asia and South America. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE. For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 23 March 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary